UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2024

Commission File Number: 333-155412

JBS S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Av. Marginal Direita do Tietê

500, Bloco I, 3rd Floor

São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

EXPLANATORY NOTE

JBS S.A. is filing this Amendment No. 1 (this “Amendment”) to its report on Form 6-K, which was originally furnished to the U.S. Securities and Exchange Commission on September 30, 2024 (Film No.: 241336910) (the “Original Form 6-K”).

This Amendment is being furnished solely to amend Exhibit 99.1 to the Original Form 6-K to correct the deadline to settle authorized transactions under the new share buyback program, from November 11, 2023 to March 23, 2026.

Accordingly, an updated version of Exhibit 99.1 has been attached to this Amendment and supersedes the earlier version attached to the Original Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Minutes of the Board of Directors Meeting - New share buyback plan (English translation).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2024

JBS S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	Chief Financial and Investment Relations Officer

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